                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                    FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the Fiscal Year Ended December 31, 1998      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        FDIC Certificate Number: 19835-8

                            FIRST MUTUAL SAVINGS BANK
                            -------------------------
             (Exact name of registrant as specified in its charter)

State of Washington                                           91-0594387
--------------------------------------------             -------------------
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                          Identification No.)


400 108th Avenue N.E., Bellevue, Washington                      98004
--------------------------------------------             -------------------
(Address of principal executive offices)                       (Zip Code)

Registrant's telephone number, including area code          (206) 455-7300
                                                         ---------------------

Securities registered pursuant to Section 12(b) of the Act: None
                                                            ----

Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                                (Title of Class)

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ X ]

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES x NO
                                             ---   ---
         As of March 8, 1999, there were issued and outstanding 4,247,275 shares of the registrant's common stock. The aggregate market value of the voting stock held by nonaffiliates (1,756,692 shares) of the registrant was $23,056,583 based on the closing sales price of the registrant's common stock as quoted on the NASDAQ National Market System which on March 8, 1999 was $13.125.

                       DOCUMENTS INCORPORATED BY REFERENCE

         1. Annual Report to Shareholders for the fiscal year ended December 31, 1998.

         2. Proxy Statement dated March 19, 1999 for the 1999 Annual Meeting of Shareholders.

                                     PART I

ITEM 1. BUSINESS

(a) GENERAL

         First Mutual Savings Bank ("First Mutual" or the "Bank") was incorporated as a Washington state-chartered mutual savings bank in 1968 as the successor to Eastside Savings and Loan Association, which was organized in 1952 and commenced operations in 1953. In December 1985, the Bank converted from mutual to stock form through the sale and issuance of 966,000 shares of Common Stock. The Bank is subject to regulation by the State of Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC").

         The business of the Bank consists of attracting deposits from the general public as well as wholesale funding sources and investing those funds primarily in real estate loans, mid-sized business loans, loans secured by savings accounts, and consumer loans. The Bank also invests in federal government and agency obligations; structured notes; real estate mortgage investment conduits ("REMICs"); mortgage-backed securities; and corporate and municipal securities. The Bank is a major residential mortgage lender in the Puget Sound area. In addition to portfolio lending, the Bank conducts a significant mortgage banking operation, which encompasses the selling of primarily fixed-rate loans into the secondary mortgage market. The Bank generally retains the right to service the loans sold (i.e., collection of principal and interest payments) for which it receives a monthly fee based on the unpaid balances of the sold loans. The loan servicing rights may be resold at opportune market conditions.

         The principal sources of funds for the Bank's lending and investment activities are savings deposits, repayment of loans, loan sales, reverse repurchase agreements and Federal Home Loan Bank ("FHLB") of Seattle advances. The Bank's primary sources of income are interest on loans, gains on sales of loans and loan servicing rights, servicing fees on loans, service-charge income on deposit accounts and interest and dividends on investment securities. Its principal expenses are interest paid on deposits and borrowings, and general and administrative costs.

         The Bank's savings and lending operations are conducted through nine full service facilities located in Bellevue(3), Redmond, Seattle(2), Issaquah, Bellingham, and Monroe, Washington, and three income property loan production offices located in Salem, Oregon, and Tacoma and Bellingham, Washington. The Bank's main office is currently located at 400 108th Avenue N.E., Bellevue, Washington. See "Item 2. - Properties" herein for additional information on the Bank's facilities.

FORWARD-LOOKING STATEMENTS

         When used in this Form 10-K or future filings by the Bank with the FDIC, in the Bank's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Bank wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, and competitive and regulatory factors, could affect the Bank's financial performance and could cause the Bank's actual results for future periods to differ materially from those anticipated or projected.

         The Bank does not undertake, and specifically disclaims any obligation, to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

SELECTED FINANCIAL DATA

         The information under the section captioned "Selected Financial Data" in the 1998 Annual Report to Shareholders ("Annual Report") is incorporated herein by reference.

YIELDS EARNED AND RATES PAID

        The Bank's pretax earnings depend significantly on its net interest income, which is the difference between the income it receives on its loan portfolio and other investments and its cost of money, consisting primarily of interest paid on savings deposits and FHLB advances. Net interest income is affected by: (i) the difference between rates of interest earned on its interest-earning assets and rates paid on its interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of its interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

          The average yields received on long-term, fixed-rate real estate loans change slowly and generally do not keep pace with changes in interest rates on deposit funds and borrowings. At December 31, 1998, the Bank's portfolio of loans consisted of 83% adjustable-rate and 17% fixed-rate loans. The Bank has employed various measures designed to make yields on its loan portfolio and investments interest-rate sensitive. They have included: (i) adoption of a policy under which the Bank generally originates and sells long-term, fixed-rate mortgage loans which have been written to specifications promulgated by the Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") and qualify for sale in the secondary market, (ii) emphasis on origination of adjustable-rate mortgage loans on residential and commercial properties, and (iii) origination of construction loans secured by residential and commercial properties, at interest rates subject to periodic adjustment based upon the prevailing market rates. See "Lending Activities" and "Interest Rate Risk Management."

                              AVERAGE BALANCE SHEET

         The following table presents for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resulting interest rate spread, and ratio of interest-earning assets to interest-bearing liabilities. Averages are calculated using monthly averages. The Bank follows the practice of stopping interest accruals on loans past due 90 days and over unless it is reasonably assured that all principal and interest due on the loan will be fully recovered. The interest income on loans for all years presented below excludes the interest beyond the 90 day period. These amounts were immaterial for all periods presented. Interest income on tax-free municipal bonds are not shown on a tax-equivalent basis.


                                                At December 31,       Years Ended December 31,
                                            -------------------  --------------------------------------
                                                   1998                         1998
                                            -------------------  --------------------------------------
                                                        Average                           Average
                                                        Yield/   Average                  Yield/
                                            Balance     Cost     Balance      Interest    Cost
                                            -------     ----     -------      --------    ----

Interest-earning assets:
 Loans recrreivable                        $386,906     8.30%    $386,422       $34,519     8.93%
 Mortgage-backed securities                  39,284     6.70       24,560         1,652     6.73
 Corporate and municipal bonds                3,172     5.89          746            37     4.96
 Short-term investments                         217     4.32          939            62     6.60
 U.S. securities                             39,644     6.11       40,084         2,588     6.46
 Other equity investments                     4,877     7.75        4,680           357     7.63
                                           --------               -------        ------
  Total interest-earning assets             474,100     7.96      457,431        39,215     8.57

Non-interest earning assets                  15,130      - -       10,065          - -      - -
                                           --------               -------

Total assets                               $489,230      - -     $467,496           - -      - -
                                           --------               -------
                                           --------               -------

Interest-bearing liabilities:
 Deposits                                  $403,105     4.80     $387,720        19,880     5.13
 FHLB advances and other borrowed money      31,765     5.24       34,402         1,939     5.64
                                           --------               -------        ------

Total interest-bearing liabilities          434,870     4.83      422,122        21,819     5.17

Non-interest-bearing liabilities - deposits
   and other                                  19,698     - -       12,717           - -      - -
                                           --------               -------

 Total liabilities                           454,568     - -      434,839           - -      - -
Shareholders' equity                          34,662     - -       32,657           - -      - -
                                           --------               -------

Total liabilities and shareholders' equity  $489,230     - -     $467,496           - -      - -
                                           --------               -------
                                           --------               -------

Net interest income                            - -       - -          - -       $17,396      - -
                                                        ----                    -------     ----
                                                        ----                    -------     ----
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities                                   - -       - -        1.08x           - -      - -
Interest rate spread                           - -       - -          - -           - -     3.40%
Net yield (net interest income as a
  percentage of average interest-earning
  assets)                                      - -       - -          - -          3.80%     - -
Amortized loan fees included in loan
 receivable interest income                                                      $1,000


                                                                 Years Ended December 31,
                                           ----------------------------------------------------------------------
                                                          1997                              1996
                                           ----------------------------------------------------------------------
                                                                      Average                          Average
                                             Average                  Yield/     Average                 Yield/
                                             Balance    Interest      Cost       Balance     Interest     Cost
                                             -------    --------      ----       -------     --------     ----
                                               (Dollars in Thousands)
Interest-earning assets:
 Loans receivable                           $344,293    $31,202       9.06%       $317,355    $27,841       8.77%
 Mortgage-backed securities                   28,714      2,070       7.21          35,913      2,491       6.94
 Corporate and municipal bonds                    37       4.96
 Short-term investments                        7,525        470       6.25             928         41       4.42
 U.S. securities                              36,776      2,323       6.32          19,543      1,166       5.97
 Other equity investments                      4,333        331       7.64           4,014        313       7.80
                                             -------     ------                    -------     ------
  Total interest-earning assets              421,641     36,396       8.63         377,753     31,852       8.43

Non-interest earning assets                    9,656        - -        - -          11,426        - -        - -
                                             -------                               -------

Total assets                                $431,297        - -         - -       $389,179        - -        - -
                                             -------                               -------
                                                                                   -------

Interest-bearing liabilities:
 Deposits                                   $344,500     17,779       5.16        $289,609     14,874       5.14
 FHLB advances and other borrowed money       46,935      2,811       5.99          59,196      3,427       5.79
                                             -------     ------                    -------     ------

Total interest-bearing liabilities           391,435     20,590       5.26         348,805     18,301       5.25

Non-interest-bearing liabilities - deposits
   and other                                  10,838        - -        - -          14,839        - -        - -
                                             -------                               -------

 Total liabilities                           402,273        - -        - -         363,644        - -        - -
Shareholders' equity                          29,024        - -        - -          25,535        - -        - -
                                             -------                               -------

Total liabilities and shareholders' equity  $431,297        - -        - -        $389,179        - -        - -
                                             -------     ------       ----         -------     ------       ----
                                                                                   -------


Net interest income                              - -    $15,806        - -             - -     $13,551       - -
                                                        -------       ----                     -------      ----
                                                        -------       ----                     -------      ----
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities                                    1.08x       - -        --             1.08x        - -       - -
Interest rate spread                             - -        - -       3.37%            - -        - -       3.18%
Net yield (net interest income as a
  percentage of average interest-earning
  assets)                                        - -       3.75%        --              --        3.59%      - -
Amortized loan fees included in loan
 receivable interest income                               $ 809                                   $804



RATE VOLUME ANALYSIS

         The "Rate Volume Analysis" table is contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report, which is incorporated herein by reference.

KEY OPERATING RATIOS

         The following table provides certain performance ratios of the Bank for the periods indicated.

                                                                       Years Ended December 31,
                                                   --------------------------------------------------------
                                                   1998        1997          1996           1995       1994
                                                   ----        ----          ----           ----       ----
Return on average assets (net
  income divided by average
  total assets)                                   1.11%        1.05%         1.01%          1.03%      1.09%

Return on average equity (net income
  divided by average equity)                     15.95        15.57         15.33          15.40      16.13

Average equity to average assets
  ratio (average equity divided by
  average total assets)                           6.99         6.73          6.56           6.67       6.75

Dividend payout ratio                            49.00%       45.80%        12.50%         26.22%     11.11%

LENDING ACTIVITIES

         GENERAL. The Bank's loan portfolio and loans held for sale totaled $386.9 million at December 31, 1998 (loans held for sale totaled $27.4 million of this amount). On that date before deductions, $95.8 million, or 24%, of total outstanding loans, including loans held for sale, consisted of loans secured by one-to-four-unit residential properties; $118.0 million, or 30%, consisted of loans secured by mortgages on over-four-unit residential properties; construction loans constituted $60.6 million, or 16%; and $121.2 million, or 31%, consisted of commercial real estate loans. The balance of the Bank's outstanding loans was comprised of consumer and business loans.

         The Bank's principal lending activities have focused on the origination of conventional permanent loans on residential and commercial real estate. Total loans originated were $188.9 million and $213.2 million for the years ended December 31, 1996 and 1997, respectively, and $380.2 million for the year ended December 31, 1998.

         In order to maintain the interest rate sensitivity of its loan portfolio and investments, the Bank observes a number of measures, which include: (i) adoption of a policy under which the Bank generally originates long-term, fixed-rate mortgage loans only when such loans qualify for and are sold in the secondary market, (ii) an emphasis on origination of adjustable-rate mortgage loans on residential and commercial properties, and (iii) origination of construction loans secured by residential and commercial properties at interest rates subject to periodic adjustment based upon the prevailing prime rate. At December 31, 1998, $321.1 million, or 83% of net loans receivable, including loans held for sale, were comprised of loans that were other than long-term, fixed-rate mortgage loans. This amount consists of $47.5 million in residential mortgage loans with rates adjustable at periods ranging from one to five years, $234.2 million in business loans and loans secured by income-producing and multifamily residential properties, $30.0 million in net construction loans, and $9.4 million in consumer loans.

          The following tables provide selected data relating to the composition of the Bank's loan portfolio by type of loan and type of security on the dates indicated..

                                                                       At December 31,
                                         1998              1997                 1996               1995                  1994
                                   -------------------------- ----------------------------------------------------------------------
                                   Amount  Percent   Amount   Percent   Amount   Percent   Amount    Percent    Amount     Percent
                                   ------  -------   ------   -------   ------   -------   ------    -------    ------     -------
                                                                            (Dollars in thousands)
TYPE OF LOAN:
Conventional Real
  Estate Loans:
    Interim construction loans    $ 60,641  15.67%  $ 44,494   12.35%  $ 35,706   10.74%    $27,953     9.23%    $23,265     9.33%
    Loans on existing property     260,068  67.22    239,846   66.56    236,676   71.19     224,105    74.04     195,615    78.39
    Loans refinanced                74,691  19.31     83,165   23.08     69,244   20.83      58,874    19.45      39,518    15.84
Insured or guaranteed real
    estate loans                       320   0.08        604    0.17      1,278    0.39       1,494     0.49       1,387     0.56
Consumer loans                      17,465   4.52     11,831    3.28      7,121    2.14       1,875     0.62       1,049     0.42
Business loans                       2,629   0.68      1,583    0.44        169    0.05          --       --          --       --
Less -
    Loans in process               (21,765) (5.63)   (14,934)  (4.14)   (12,283)  (3.69)     (7,818)    (2.58)     (7,528)  (3.02)
    Reserve for loan losses         (5,569) (1.44)    (4,858)  (1.35)    (3,882)  (1.17)     (2,223)    (0.73)     (1,973)  (0.79)
    Deferred loan fees and (0.73)
     other discounts                (1,574) (0.41)    (1,400)  (0.39)    (1,583)  (0.48)     (1,569)    (0.52)     (1,809)  (0.73)
                                  -------- ------   --------  ------   --------  ------    --------   -------   --------   -------
TOTAL                             $386,906 100.00%  $360,331  100.00%  $332,446  100.00%   $302,691   100.00%   $249,524   100.00%
                                  ======== ======   ========  ======   ========  ======    ========   =======   ========   =======

                                                                       At December 31,
                                         1998               1997                 1996               1995                  1994
                                   ------------------------------------------------------------------------------------------------
                                   Amount  Percent   Amount   Percent   Amount   Percent   Amount    Percent    Amount    Percent
                                   ------  -------   ------   -------   ------   -------   ------    -------    ------    -------
                                                                            (Dollars in thousands)

TYPE OF SECURITY:
Residential:
    One-to-four-family             $95,807  24.77%   $117,285  32.55%   $131,894  39.68%   $144,819    47.84%  $132,846    53.24%
    Multifamily                    118,015  30.50     101,317  28.12      85,042  25.58      71,008    23.46     50,299    20.16
Construction                        60,641  15.67      44,494  12.35      35,706  10.74      27,953     9.23     23,265     9.33
Commercial real estate             121,257  31.34     105,013  29.14      90,262  27.15      68,646    22.68     53,375    21.39
Consumer loans                      17,465   4.52      11,831   3.28       7,121   2.14       1,875     0.62      1,049     0.42
Business loans                       2,629   0.68       1,583   0.44         169   0.05           --      --         --       --
Less -
    Loans in process               (21,765) (5.63)    (14,934) (4.14)    (12,283) (3.69)     (7,818)   (2.58)    (7,528)   (3.02)
    Reserve for loan losses         (5,569) (1.44)     (4,858) (1.35)     (3,882) (1.17)     (2,223)   (0.73)    (1,973)   (0.79)
    Deferred loan fees and
      other discounts               (1,574) (0.41)     (1,400) (0.39)     (1,583) (0.48)     (1,569)   (0.52)    (1,809)   (0.73)
                                  -------- ------    -------- ------    -------- ------    --------   -------   --------  -------
TOTAL                             $386,906 100.00%   $360,331 100.00%   $332,446 100.00%    $302,691  100.00%   $249,524   100.00%
                                  ======== ======    ======== ======    ======== ======     ========  =======   ========  =======


         LOAN MATURITY. The following table sets forth certain information at December 31, 1998, regarding the dollar amount of loans maturing based on their contractual terms to maturity or repricing. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Loan balances do not include unearned discounts, deferred loan origination fees and allowance for loan losses.

                                      Due     2 Years     3 Years
                                     Within   Through     Through
                                   One Year   3 Years     5 Years    After 5
                                      From     After       After      Years
                                   December   December    December   Through    Beyond
                                   31, 1998   31, 1998    31, 1998   10 Years  10 Years   Total
                                   --------   --------    --------   --------  --------   -----
                                                         (In Thousands)
Conventional Real Estate Loans:
 Interim construction loans       $ 38,876    $   --     $   --     $   --     $   --    $ 38,876
 Loans on existing property        178,050     19,001     19,729      7,893     35,395    260,068
 Loans refinanced                   51,136      5,457      5,666      2,267     10,165     74,691
Insured or guaranteed
    real estate loans                  190         20         34       --           76        320
Consumer loans                      10,508        687        586      5,622         62     17,465
Business Loans                       2,472         45        112       --         --        2,629
                                  --------   --------   --------   --------   --------   --------
Total Loans                       $281,232   $ 25,210   $ 26,127   $ 15,782   $ 45,698   $394,049
                                  ========   ========   ========   ========   ========   ========


         The following table sets forth the dollar amount of all loans, categorized by fixed interest rates and floating or adjustable interest rates. Loan balances do not include unearned discounts, deferred loan origination fees, and allowance for loan losses.

                                        Due Within
                               One Year From December 31, 1998               Due After December 31, 1999
                               -------------------------------              ---------------------------
                               Fixed      Adjustable                       Fixed      Adjustable
                               Rates        Rates         Total            Rates        Rates         Total
                               -----      ----------      -----            -----      ----------      -----
                                                              (In Thousands)
Mortgage loans                  $7,125     $261,127     $268,252           $51,242      $54,461     $105,703
Consumer loans                   1,241        9,267       10,508             6,957           --        6,957
Business Loans                      88        2,384        2,472               157           --          157
                                ------     --------     --------           -------      -------     --------
     Total                      $8,454     $272,778     $281,232           $58,356      $54,461     $112,817
                                ======     ========     ========           =======      =======     ========

         RESIDENTIAL LOANS. A key lending activity is the granting of conventional or government-insured loans to enable borrowers to purchase, refinance or build homes. At December 31, 1998, approximately 24% of the Bank's total loan portfolio, including loans held for sale, consisted of loans secured by one-to-four unit family dwellings located within the States of Washington, Oregon and Idaho.

         The Bank's lending policies generally limit the maximum loan-to-value ratio on residential mortgage loans to 97% of the appraised value as determined by an independent appraiser, with the condition that private mortgage insurance be required on home loans with loan-to-value ratios in excess of 80%.

         The loan-to-value ratio, maturity and other provisions of the loans made by the Bank generally have reflected the policy of making less than the maximum loan permissible in accordance with sound lending practices, market conditions, and underwriting standards established by the Bank. Mortgage loans made by the

Bank are generally long-term loans, amortized on a monthly basis, with principal and interest due each month. The initial contractual loan payment period for residential loans typically ranges from five to 30 years. The Bank's experience indicates that real estate loans remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans at their option, subject to prepayment penalty provisions when included in the note.

         The Bank offers six-month, one-year, three-year and five-year loans with limitations on adjustments of two percent in any one year with a maximum lifetime interest rate adjustment of between four and six percent. The Bank also offers fixed-rate loans, which it originates for sale in the secondary market. Since 1982, the Bank has generally followed a policy of not originating fixed-rate mortgages for its own portfolio.

         All improved real estate which serves as security for a loan to the Bank must be insured by such companies as may be approved by the Bank against fire, extended coverage, vandalism, malicious mischief and other hazards. Such insurance must be maintained throughout the term of the loan and in an amount not less than that amount necessary to meet the replacement cost of the property structures, subject to insurance carrier limits.

         CONSTRUCTION AND COMMERCIAL REAL ESTATE LOANS. First Mutual's real estate loan portfolio also includes loans on multifamily housing (over four units), construction loans (residential, commercial and multifamily) and commercial loans.

         Multifamily loans are generally made in amounts between $500,000 and $2.0 million and at December 31, 1998, the largest multifamily loan was for $2.5 million. As of December 31, 1998, multifamily loans were $118.0 million, or 30%, of the loan portfolio as compared to $101.3 million, or 28%, in 1997.

         The Bank provides interim (construction) financing for residential and commercial property development. At December 31, 1998, the Bank had $60.6 million in construction loans of which $38.9 million was disbursed. These loans constituted 10% of the loan portfolio.

         Single-family construction loans are further designated by the Bank into two categories -- speculative and custom. Speculative (spec) construction loans are approved for builder-developers who generally first build the residence and then sell the property to the end buyer. Those loans typically are made for a twelve-month period, which may be extended subject to negotiation and the payment of an extension fee. Interest rates on spec loans are tied to the prime rate and are adjusted when the prime rate changes. At the present time, rates quoted range from 1.0% to 2.0% above the prevailing prime rate and are dependent upon the type of loan and its terms.

         Custom construction loans are originated directly to the borrower. The borrower's builder must be approved by the Bank, and the Bank oversees the disbursement of construction funds to the borrower and builder. Those loans are generally made for periods ranging from six to 12 months. Interest rates charged for custom construction loans are typically the same as those offered for fixed-rate and adjustable-rate one-to-four family loans. The loan fee structure for custom construction loans is 1% or more higher than that assessed other single-family loans with similar terms and conditions. The additional loan fee compensates the Bank for the extra costs associated with this type of lending.

         At December 31, 1998, commercial real estate loans (excluding multifamily and construction loans) constituted $121.2 million, or approximately 31% of First Mutual's loan portfolio, including loans held for sale. These loans are typically secured by office buildings, warehouse, commercial and retail centers located in First Mutual's primary lending area in the Greater Puget Sound area and Western Oregon. Permanent commercial real estate loans are normally made up to 75% of the appraised value of the property and generally have interest rates which are adjusted annually based on the constant maturity index of the one-year United States Treasury Bills plus a spread ranging from 3.00% to 4.00%.

         Income property loans, consisting of multifamily, construction and commercial real estate loans, totaled $261.3 million at December 31, 1998. That figure compares to $216.9 million at year-end 1997 and $189.2 million at year-end 1996. The increase in income property loans of $72.1 million, or 38%, over a two-year period is a result of both an increase in the asset size of the Bank and an emphasis on income property lending.

         It is the intent of the Bank to focus on income property, consumer, and business lending in the future. Over time, the Bank anticipates that these types of loans as a percent of the total loan portfolio will slowly rise and the corresponding percent of residential loans will decline.

         The assets of the Bank totaled $446 million at year-end 1997, which compares to $489 million at December 31, 1998. An increase in asset size will typically result in an increase in all types of portfolio loans.

         The Bank has also focused on income property loans because, as a group, these loans tend to return a higher yield than residential adjustable-rate loans. At year-end 1998, adjustable-rate residential loans totaled $64.3 million and had an average yield of 8.1%. In contrast, the adjustable-rate income property loans totaled $247.3 million and returned an average yield of 8.6%.

         Income property real estate financing is generally considered to involve a somewhat higher degree of credit risk than financing of residential properties. The risk of loss on an income property construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. If the estimate of the construction cost of the property upon completion of the project proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with collateral which is insufficient to assure full repayment. On permanent income property real estate loans, the risk to the Bank is primarily attributable to the cash flow from the property being financed. If the cash flow from the property is reduced (e.g., if leases are not obtained or renewed), the borrower's ability to repay the Bank's loan may be impaired.

         The Bank's underwriting criteria are designed to evaluate and minimize the risk of income property real estate lending. Among other things, the Bank considers the credit history and reputation of the borrower, the borrower's net worth and liquidity, the amount of the borrower's equity in the project, independent appraisal and review of cost estimates, preconstruction sale and leasing information, and cash flow projections of the borrower. To manage and control the risk inherent in this type of lending, the Bank has adopted a concentration of credit policy which, among other things, generally limits the amount the Bank can lend to any one borrower to $3.5 million unless this requirement is waived by the Investment Committee of the Board of Directors.

         BUSINESS BANKING. The Business Banking Department makes loans for "owner-occupied" commercial real estate properties and construction loans, in addition to non-real-estate-based business loans. At year-end 1998, total business banking loans grew to $16.2 million compared to $3.7 million the previous year. Non real-estate business loans included in those totals were $2.6 million and $1.6 million at December 31, 1998 and 1997, respectively.

         Business banking commercial real estate loans is typically made on "owner-occupied" properties. The Business Banking Department analyzes the owner's business that occupies the property, and looks at the business' cash flow as the primary source of repayment. The real estate collateral provides secondary security to the loan. Non-real-estate business loans are typically extended to medium-sized businesses for the purpose of financing inventory, accounts receivable, equipment, facilities, etc.

         Interest rates on business loans are generally tied to the prime rate, plus a spread ranging from .75 to 2.50% or to the constant maturity index of the one-year U.S. Treasury Bills, plus a spread ranging from 3.00% to 4.00%. The rates are adjusted when the index rate changes. Prime based loans reprice immediately while the rest reprice based on set schedules, generally annually and after a fixed period of time. Annual fees are also usually assessed to line of credit business loans.

         Commercial business lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with residential, commercial and multifamily real estate lending. Real estate lending is generally considered to be collateral-based lending with loan amounts based on predetermined loan to collateral values, and liquidation of the underlying real estate collateral is viewed as the primary source of repayment in the event of borrower default. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral in the event of a borrower default is often not a sufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial business loan depends primarily on the creditworthiness and cash flow of the borrower (and any guarantors), while liquidation of collateral is a secondary source of repayment.

         CONSUMER LOANS. The Bank originates consumer loans through three departments: sales finance lending, home equity lending, and direct consumer lending. Consumer loans totalled $17.5 million at December 31, 1998 compared to $11.8 million the previous year. The increase is primarily in sales finance lending. At December 31, 1998, sales finance loans totaled $6.0 million compared to $1.0 million last year.

         The Sales Finance Department began operations during the third quarter of 1997. This department purchases non-recourse consumer financing contracts from approved dealers in Washington and Oregon. Typical collateral for these contracts include retrofitted windows, siding, roofs, spas, and motorcycles. Dealers must be approved with the Bank prior to the purchase of contracts. Before a contract is purchased, Bank personnel make independent credit decisions of the borrowers by checking the credit worthiness of the borrower, calculating debt-to-income ratios, and evaluating the value of the collateral purchased. The financing contracts are secured and the Bank's lien is perfected by the use of a Financing Statement on home improvement loans over $5,000 and by the vehicle titles on vehicles. The terms of the contracts are fixed rate and vary in term from two to 10 years. As an incentive for a selection of dealers, the Bank maintains a quality assurance account where funds are held on behalf of the dealer and are rebated back to them on an annual basis. The rebate is based on the performance of the loans delivered by the dealer to the Bank throughout the year. At December 31, 1998, the dealer quality assurance account had a total balance of $9,000.

         The Bank originates home equity lines of credit and loans for its portfolio and for sale to others in the secondary market. These loans are secured by a second mortgage deed-of-trust on residential real estate occupied by the borrower or owned by the borrower as an investment. Home equity loans totaled $9.2 million at December 31, 1998 compared to $10.1 million last year. The high level of loan prepayments experienced by the Bank in 1998 was the primary cause of the decline in loan totals between the two years.

         The Bank's strategy regarding home equity loans is to sell fixed-rate installment second mortgages and higher loan-to-value revolving lines-of-credit. Revolving lines-of-credit retained in the Bank's portfolio generally have a combined loan-to-value of less than 80%. All revolving lines-of-credit are tied to the prime rate plus a margin. The margin is determined based on loan-to-value ratio, the credit worthiness of the borrower, and the borrower's debt-to-income ratio. The interest rates charged to the borrower are adjustable and change based on the prime rate. The underwriting and insurance requirements for the Bank's home equity products falls under the same underwriting guidelines and standards as the Bank's residential loans. See "Residential Loans."

         The Direct Consumer Lending Department began operations in the second quarter of 1998. The Department processes and closes consumer loan requests generated within the Bank's deposit branches and from lending officers. The lending products offered fall into two categories: collateral based loans (automobiles, boats, recreational vehicles, home improvement, etc.), and unsecured lines-of-credit. The underwriting criteria for collateral-based loans are similar to that of the sales finance loans noted above. Primary consideration is given to the borrower's capacity to repay the obligation. A secondary consideration on secured consumer loans is the value of the loan collateral as a source of repayment. The underwriting criteria on the unsecured lines-of-credit call for a higher level of borrower creditworthiness because of the unsecured nature of these loans. The terms on the collateral based loans are fixed rates with terms of up to 10 years. The unsecured lines-of-credit are variable and tied to the prime rate plus a margin. Direct consumer loans totaled $636,000 at December 31, 1998.

         Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loans such as the Bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral. At December 31, 1998, consumer loans past due 90 days or more totaled $20,000.

         LOAN SOLICITATION AND PROCESSING. The Bank relies upon its employees to solicit and/or originate income property and residential loans. The Bank also utilizes the services of mortgage brokers. Residential mortgage brokers take applications from borrowers, process the credit information, obtain property appraisals, and then submit the loan to First Mutual for approval. If approved, the loan is funded by and closed in the name of First Mutual. Income property brokers are generally limited to taking the initial application from borrowers. Mortgage brokers provide the Bank with a cost effective method of originating loans in a broader geographic area than the Bank's customer base. Approximately 59% of all residential loans closed during the year ended December 31, 1998, were obtained through mortgage brokers.

         The Bank's lending policy is reviewed annually and approved by the Board of Directors. Residential loans up to specified limits may be approved by a member of the Loan Committee or designated underwriters. Income property loans up to $750,000, and business loans up to $400,000 are approved by the Loan Committee, which consists of officers Valaas, Mandery, Boudreau, Young, Walkky, Werth and Chermak. All residential loans with cumulative extensions of credit over $750,000, income property loans over $750,000, and business loans over $400,000 are further reviewed and subject to approval by the Investment Committee, which is comprised of Directors Valaas, Freeman, Parker, Tremper, Wallace (Robert), Florence, Doud and Rowley.

         LOAN ORIGINATIONS AND SALES. Loan originations increased in 1998 to $380 million from $213 million in 1997 and from $189 million in 1996. The increase in originations came from residential and other loan closings, which increased from $121 million in 1997 to $245 million in 1998. Income property and business loan originations also increased from $92 million in 1997 to $134 million in 1998.

         Selling loans in the secondary mortgage market reduces the Bank's risk that interest rates will escalate while holding long-term, fixed-rate loans in its portfolio. The sale of loans into the secondary market also allows the Bank to continue to make loans during periods when savings flows decline or funds are not otherwise available for lending purposes. In connection with such sales, the Bank generally retains the right to service (i.e., collection of principal and interest payments), for which it receives an average monthly fee of .23% per annum of the unpaid balance of each loan. The loan servicing rights may be resold at opportune market conditions.

         The Bank currently sells loan servicing rights for which it typically receives a fee of 1.25% to 1.75% of the loan principal balance. Anticipating a potential risk to the servicing portfolio from accelerated prepayments, the Bank sold one-third of its servicing rights in the first quarter of 1998. These actions helped to reduce the economic loss from the early repayment of loans serviced for others. The "refinance boom" did in fact materialize and remained high through the rest of 1998. In addition to the $93 million sold in the first quarter, sales totaling $85 million were executed in the subsequent three quarters. The net gain on the sale of servicing rights totaled $1,982,000 in 1998. There were no sales of servicing rights in 1997. (See further discussions on this subject in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report, under the caption Gain of Sales of Loans).

         As of December 31, 1998, the Bank was servicing loans for others aggregating approximately $268 million as compared to $379 million in 1997. Loan servicing fees, net, totaled $474,000 for the year ended December 31, 1998 and $805,000 for the year ended December 31, 1997.

         Currently, long-term mortgage loans are being originated for sale in the secondary mortgage market to FNMA, which is a publicly owned quasi-governmental agency that purchases residential mortgage loans from federally insured financial institutions and certain other lenders. During the year ended December 31, 1998, the Bank securitized and sold $198 million in loans as compared to $97.6 million during 1997.

         Set forth below is a table showing the Bank's loan origination and sales activity for the periods indicated.

                                                      Year Ended December 31,
                                                ----------------------------------
                                                   1998           1997      1996
                                                   ----           ----      ----
                                                          (In Thousands)
Total loans at beginning
  of period (net of undisbursed loan proceeds)   $ 366,589    $ 337,911    $ 306,483
Loans originated:
  Real estate loans:
    Construction loans                              52,917       39,952       39,014
    Loans on existing property                     187,802       90,805       68,974
    Loans refinanced                               124,639       72,779       75,432
    Insured and guaranteed loans                      --            769          317
  Consumer and other loans                          14,826        8,902        5,198
                                                 ---------    ---------    ---------
           Total loans originated                  380,184      213,207      188,935

Principal reductions                              (135,764)     (86,952)     (59,495)
Loans sold:
  Whole loans                                     (197,404)     (90,412)     (91,431)
  Participation loans                              (10,555)      (7,165)      (6,581)
                                                 ---------    ---------    ---------
           Total loans sold                       (207,959)     (97,577)     (98,012)
                                                 ---------    ---------    ---------
Total gross loans at end of period (net of
  undisbursed loan proceeds)                     $ 403,050    $ 366,589    $ 337,911
                                                 =========    =========    =========

         LOAN COMMITMENTS. First Mutual's commitments to make conventional mortgage loans on existing residential dwellings are generally made for periods of 30 to 60 days. The borrower may reserve ("lock-in") an interest rate and loan fee for a period of 30 to 60 days from the date of application. This reservation is conditioned upon loan approval and closing within this time frame. Interest rates and loan fees committed at the time of the lock-in are based upon the prevailing market rate at the time of approval. Outstanding commitments to borrowers for loans, including commitments for income property loans, totalled $65.1 million at December 31, 1998.

         LOAN ORIGINATION FEES AND OTHER FEES. In addition to interest earned on loans and servicing fees on loans sold and securitized, the Bank receives loan origination fees for originating mortgage loans. See Note 1 of Notes to Consolidated Financial Statements in the Annual Report for information as to the recognition of loan fee income.

         Loan origination fees have varied with the volume and type of loans made and with competitive conditions in mortgage markets. Loan demand and availability of money affect these market conditions. Recent trends have kept loan origination fees in the 1% to 2% range for permanent real estate loans. Construction loan fees at the present time range from 2% to 3% of the loan amount.

         The Bank also receives other fees and charges relating to existing loans, which include late charges and fees collected in connection with a change in borrower or other loan modifications, including construction loan extensions. In connection with its loan origination activities, the Bank also realizes closing fees. These fees are paid by borrowers to the Bank.

         REAL ESTATE HELD FOR SALE AND NONPERFORMING LOANS. Loans are defined as nonperforming when any payment of principal and/or interest is 90 days past due, unless the loan is well-secured and is in process of collection. While generally the Bank is able to work out a satisfactory repayment schedule with a delinquent borrower, the Bank will undertake foreclosure proceedings if the delinquency is not otherwise resolved. Property acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as "real estate held for sale" until such time as it is sold or otherwise disposed. At December 31, 1998, the total of nonperforming loans, repossessed assets, and real estate acquired through foreclosure was $336,000.

     The following table sets forth information regarding nonperforming assets at the dates indicated.

                                                                     At December 31,
                                                      ---------------------------------------------------
                                                      1998                 1997                      1996
                                                      ----                 ----                      ----
                                                                       (Dollars in Thousands)
Loans greater than 90 days delinquent and
    still accruing                                    $ --                 $ --                      $ --
Restructured troubled loans                             --                   --                        --
Nonaccrual loans                                       298                  674                       224
Other assets and real estate acquired
     through foreclosure                                38                   --                        58
                                                      ----                 ----                      ----
  Total                                               $336                 $674                      $282
                                                      ====                 ====                      ====

As a percentage of net loans                            .1%                  .2%                       .1%
As a percentage of total assets                         .1%                  .2%                       .1%

Gross interest income that would have
   been recorded in the period if loans
   had been current with original terms               $ 21                 $ 58                      $ 20

Interest income on loans included
   in net income for the period                       $ 16                 $ 44                      $ 20


         The Bank follows the practice of stopping interest accruals on loans 90 days or more past due unless the Bank is reasonably assured that it can fully recover all interest and principal due on the loan. Nonperforming assets for fiscal 1998 were primarily composed of loans collateralized by single-family residences.

RESERVE FOR LOAN LOSSES

         The reserve for loan losses is maintained at a level sufficient to provide for estimated losses based for known and inherent risks in the loan portfolio. This reserve is based upon management's continuing analysis of the factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio; actual loan loss experience; current and anticipated economic conditions; detailed analysis of individual loans for which full collectibility may not be assured and for which impairment may be present; and determination of the existence and fair value of the collateral and guarantees securing the loans. The reserve is based upon factors and trends identified by management at the time the financial statements are prepared. The ultimate recovery of loans is susceptible to future market factors beyond the Bank's control, which may result in losses or recoveries differing significantly from those provided in the financial statements. At December 31, 1998, the reserve for loan losses totaled $5.6 million compared to $4.9 million at December 31, 1997.

         A $976,000 provision for loan losses was charged to operations in 1998. Several factors prompted the Bank's substantial provision of $976,000 in 1998 to the reserve for loan losses. First, the mixture of residential loans to income property loans has changed materially over the last few years. In 1996 residential loans amounted to $130.1 million, or 39.1%, of the total loan portfolio of $332 million. At the end of 1998, residential loans equaled $94.1 million, or 24.3%, of the total loan portfolio of $387 million. The national norm for savings institutions is 72.2% residential loans and 27.8% commercial and consumer loans (derived from the third quarter 1998 FDIC Quarterly Banking Profile). For the average commercial bank, the comparable ratio is 23.9% residential loans and 76.1% commercial and consumer loans, which is almost identical to First Mutual's ratio at December 31, 1998. The Bank considered the higher risk level in a portfolio that was shifting to a greater emphasis on commercial and income property lending.

         At year-end 1998 the ratio of First Mutual's reserves to total loans was 1.42%. That ratio compares to the national average for commercial banks of 1.82%, and for savings institutions of .98%. First Mutual believes that its reserve for loan loss is consistent with its peers.

         Second, the Puget Sound area, in which most of the Bank's loans are concentrated, has experienced an exceedingly long period of economic prosperity and, although the Bank is sanguine about the immediate future for the local economy, it is becoming concerned that a significant amount of portfolio loans are being originated at a time when the local economy may be at or near the peak in the cycle. The inherent risk in that position was also considered within the provision for loan losses.

         In addition, the Boeing Company, the State's largest employer, has announced significant reductions in staffing levels and aircraft production over the next two years. A major employee layoff from Boeing will very likely have an adverse effect on the region's economy. A detailed discussion of the Bank's reserve for loan losses is included in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Annual Report.

         While the Bank believes it has established its existing reserve for loan losses in accordance with generally accepted accounting principles as of December 31, 1998, there can be no assurance that regulators, when reviewing the Bank's loan portfolio in the future, will not request the Bank to increase its reserve for loan losses, thereby adversely affecting the Bank's financial condition and earnings. See the Consolidated Financial Statements contained in the Annual Report.

         The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated.

                                                                             Year Ended December 31,
                                                          ----------------------------------------------------------------
                                                          1998         1997       1996        1995       1994
                                                          ----         ----       ----        ----       ----
                                                                                    (In Thousands)

Balance at beginning of period                           $4,858      $3,882      $2,223      $1,973     $1,399

     Charge-offs                                            (39)         --         (41)         --         --
        Residential real estate and other loans             (39)         --         (41)         --         --
        Commercial real estate                               --          --          --          --         --
        Construction                                         --          --          --          --         --
     Recoveries                                              --          --          --          --         --
        Residential real estate                              --          --          --          --         --
        Commercial real estate                               --          --          --          --         --
        Construction                                         --          --          --          --         --
     Provision                                              750         976       1,700         250        574
                                                        -------     -------      ------    --------   --------
Balance at end of period                                 $5,569      $4,858      $3,882      $2,223     $1,973
                                                         ======      ======      ======      ======     ======

Ratio of net charge-offs during the period to
  average loans outstanding during the period                 0%          0%          0%          0%         0%


INTEREST RATE RISK MANAGEMENT

        The Bank manages its balance sheet to maximize net interest income while minimizing the impact on income of changes in the level of market interest rates. As a framework for evaluating the effects of changes in interest rates, the balance sheet is allocated according to repricing and maturity characteristics of products. A static gap analysis compares the sensitivities of existing assets and liabilities by grouping balances over various time horizons. A traditional time horizon is a one year period. The Bank had a negative (more liabilities repricing than assets) .84% one-year interest rate sensitivity ratio at December 31, 1998, as compared to a negative .96% at December 31, 1997.

INVESTMENT ACTIVITIES

        At December 31, 1998, the book value of the Bank's investment security portfolio totalled $82.1 million while the estimated fair value amounted to $82.8 million. Securities with stated maturities greater than ten years comprised 43% of the investment portfolio. Mortgage-backed securities guaranteed by the FNMA, FHLMC and GNMA totalled $38.1 million including those available for sale. Another broad category of investment securities, the REMICs, totalled $1.2 million at year end 1998 and comprised 1% of the investment security portfolio. The REMICs, which are considered mortgage derivative securities, are evaluated annually for their sensitivity to early prepayment and interest rate changes. Each security is tested for: 1) "average life test," to determine if the mortgage derivative product has an expected weighted average life greater than ten years; 2) "average life sensitivity test," to determine if the average life extends by more than four years if there is an immediate and sustained parallel shift in the yield curve of plus 300 basis points or if the average life shortens by more than six years because of a downward shift in the yield curve by 300 basis points; and 3) a "price sensitivity test," that estimates if the price will change by more than 17% due to an immediate and sustained parallel shift in the yield curve of plus or minus 300 basis points. If a mortgage derivative security fails any one of these three tests, it is tested quarterly. At December, 31 1998, all of the Bank's REMICs met all three of the tests.

        At December 31, 1998, corporate and municipal bonds include $2.6 million of Merrill Lynch corporate bonds and four Washington State municipal bonds totaling $600,000. The Bank follows the criteria of purchasing only corporate and municipal bonds that are rated AA or better.

        Under Washington law, savings banks are permitted to own government and government agency obligations, commercial paper, corporate bonds, mutual fund shares, debt and equity obligations issued by creditworthy entities, whether traded on public securities exchanges or placed privately for investment purposes. The Bank holds a portfolio of mortgage-backed securities, REMICs, corporate and municipal bonds and common stock. Subject to certain exceptions, the Bank is prohibited by FDIC regulations from making equity investments of a type, or in an amount, that is not permissible for national banks. The Bank's investment activities are guided by the Investment Committee of the Board of Directors. For further information concerning the Bank's investment securities portfolio, reference is made to Notes 3 and 4 of the Notes to Consolidated Financial Statements in the Annual Report to Shareholders.

        The following table presents the carrying value of the Bank's investment securities portfolio. The market value of the Bank's investments in the table at December 31, 1998, was approximately $82.8 million.

                                                         At December 31,
                                                ---------------------------------
                                                1998          1997           1996
                                                ----          ----           ----
                                                         (In Thousands)
Investment securities:
  Common stock - Guarantee Life              $    --       $    --        $     5
  U.S. Government and
    agency obligations                        39,643        42,129         25,548
  Corporate and municipals                     3,172            --             --
  Mortgage-backed certificates                39,286        23,308         33,670
                                             -------       -------        -------
Total                                        $82,101       $65,437        $59,223
                                             =======       =======        =======


           The following table provides the scheduled maturities, carrying values, market values and average yields for the Bank's investment securities at December 31, 1998.

                                                             One         One        Five
                                     One        One        to Five     to Five     to Ten
                                     Year       Year        Years       Years       Years
                                     Book       Yield        Book       Yield       Book
                                     ----       -----      -------     -------     ------
                                                   (Dollars in Thousands)

U.S. Agencies and Treasuries         $1,000      5.000%     $20,970     6.515%   $17,674
Corporate & Municipals*                  --         --        2,546     6.000         --
FHLMC Certificates                      623      5.000           --        --         --
FNMA Certificates                       404      6.835          927     5.500      2,283
GNMA Certificates                        --         --           --        --         --
REMICs-FNMA                              --         --          589     6.000         --
REMICs-FHLMC                             --         --           --        --         --
                                     ------      -----      -------     -----    -------

     Total                           $2,027      5.366%     $25,032     6.413%   $19,957
                                     ------      -----      -------     -----    -------
                                     ------      -----      -------     -----    -------

                                        Five       More      More
                                       to Ten    than Ten   than Ten
                                        Years     Years      Years      Total       Total
                                        Yield      Book      Yield       Book       Market      Yield
                                       -------   --------   --------    ------      ------     -------
                                                           (Dollars in Thousands)

U.S. Agencies and Treasuries           5.692%    $    --         --%     $39,644    $40,149     6.110%
Corporate & Municipals*                   --         627      5.461        3,173      3,102     5.894
FHLMC Certificates                        --       3,582      7.509        4,205      4,233     7.137
FNMA Certificates                      5.637      28,309      6.787       31,923     32,141     6.666
GNMA Certificates                         --       1,996      6.500        1,996      1,996     6.500
REMICs-FNMA                               --         231      6.500          820        849     6.141
REMICs-FHLMC                              --         331      7.000          331        334     7.000
                                       -----     -------      -----      -------    -------     -----
     Total                             5.686%    $35,076      6.820%     $82,092    $82,804     6.384%
                                       -----     -------      -----      -------    -------     -----
                                       -----     -------      -----      -------    -------     -----


* Municipal bond yields are not shown on a tax equivalent basis.

DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS

         GENERAL. Savings accounts and other deposits have traditionally been an important source of the Bank's funds for use in lending and for other general business purposes. In addition to deposit accounts, the Bank derives funds from loan repayments, interest payments, loan sales, FHLB advances and other borrowings and operations. The availability of funds from loan sales is influenced by general interest rates and other market conditions. Loan repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows vary widely and are influenced by prevailing interest rates and money market conditions. Borrowings are used on a short-term basis to compensate for reductions in deposits or deposit inflows at less than projected levels and are used on a longer-term basis to support expanded lending activities.

         DEPOSITS. First Mutual offers a number of deposit accounts, including passbook savings accounts, NOW checking, business checking accounts, money market accounts and time deposit accounts, ranging in maturity from thirty days to ten years. Deposit account terms vary with the principal differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. See Note 9 of Notes to Consolidated Financial Statements in the Annual Report for the Bank's total deposits that were represented by various types of programs as of December 31, 1998.

         JUMBO TIME DEPOSITS. The Bank offers jumbo, mini-jumbo and public funds mini-jumbo time deposits. These accounts are offered for minimum terms of 30 days and in minimum amounts of $100,000, $50,000, and $20,000, respectively.

         The following table indicates the amount of the Bank's jumbo time deposits by time remaining until maturity as of December 31, 1998. Jumbo time deposits require minimum deposits of $100,000, and rates paid on such accounts are negotiable.

                                               Jumbo
     Maturity Period                         Time Deposits
     ---------------                         -------------
                                            (In Thousands)

      Three months or less                    $33,944
      Four through six months                  13,907
      Over six through twelve months           24,096
      Over twelve months                       26,709
                                             --------
       Total                                  $98,656
                                             --------
                                             --------


         IRA ACCOUNTS. The Bank offers tax-deferred individual retirement accounts (IRA). IRA accounts are offered on the same terms as the time deposits noted below. In addition, the Bank offers MMDA accounts to IRA customers.
The MMDA IRA requires a minimum balance of $100.

       DEPOSIT FLOWS. The following table sets forth the balance of savings deposits in the various types of savings accounts offered by the Bank at the dates indicated.

                                          Balance at                              Balance at
                                          December 31,      % of       Increase   December 31,
                                             1998         Deposits    (Decrease)     1997
                                          ------------    --------    ----------  ------------
                                                          (Dollars in Thousands)

NOW and Business
  Checking Accounts                        $  29,530         7.2%      $  5,311      $ 24,219
Jumbo Time Deposits                           98,656        24.0         11,216        87,440
Mini-Jumbo Time Deposits                          94          --            (86)          180
Super Now Checking
 Accounts                                      1,132         0.3            679           453
Passbook and Regular
 Savings Accounts                             12,247         3.0         (2,402)       14,649
Money Market Deposit
 Accounts                                     68,258        16.6         16,397        51,861
3 Months or less Time
 Deposits                                      1,943         0.5            408         1,535
4-6 Month Time Deposits                       17,367         4.2         (2,806)       20,173
7 Month-One Year
 Time Deposits                               102,164        24.8         (7,925)      110,089
13 Month-to Five Year
 Time Deposits                                78,610        19.1         17,532        61,078
6-10 Year Time Deposits                        1,250         0.3             98         1,152
                                           ---------      ------        -------      --------
     Total Deposits                        $ 411,251      100.00%       $38,422      $372,829
                                           ---------      ------        -------      --------
                                           ---------      ------        -------      --------
IRA/Keogh Accounts                         $  22,371         5.4%       $ 2,275      $ 20,096
                                           ---------      ------        -------      --------
                                           ---------      ------        -------      --------

                                                                   Balance at
                                               % of     Increase   December 31,    % of
                                             Deposits  (Decrease)     1996       Deposits
                                             --------  ----------  ------------  --------
                                                          (Dollars in Thousands)

NOW and Business
  Checking Accounts                            6.5%   $  1,211      $ 23,008        7.0%
Jumbo Time Deposits                           23.5      15,631        71,809       21.9
Mini-Jumbo Time Deposits                       0.1          60           120        --
Super Now Checking
 Accounts                                      0.1         210           243         .1
Passbook and Regular
 Savings Accounts                              3.9      (3,097)       17,746        5.4
Money Market Deposit
 Accounts                                     13.9      13,833        38,028       11.6
3 Months or less Time
 Deposits                                      0.4         466         1,069         .3
4-6 Month Time Deposits                        5.4     (13,560)       33,733       10.3
7 Month-One Year
 Time Deposits                                29.5      79,735        30,354        9.2
13 Month-to Five Year
 Time Deposits                                16.4     (49,761)      110,839       33.8
6-10 Year Time Deposits                        0.3        (294)        1,446         .4
                                             -----    --------      --------     ------
     Total Deposits                          100.0%   $ 44,434      $328,395     100.00%
                                             -----    --------      --------     ------
                                             -----    --------      --------     ------
IRA/Keogh Accounts                             5.4%   $  2,336      $ 17,760        5.4%
                                             -----    --------      --------     ------
                                             -----    --------      --------     ------


         The following table represents an analysis of the Bank's deposit accounts by interest rate and maturity ranges at December 31, 1998.


                                         1 Year to       2 Years to
                           Less Than        Less            Less        5 Years
                           One Year     Than 2 Years    Than 5 Years    or more      Total
                           ---------    ------------    ------------    -------      -----
                                                       (In Thousands)
Less than 4.01%            $ 48,201       $    --          $    --      $   --      $ 48,201
4.01 - 5.00%                 94,228        10,385               88          21       104,722
5.01 - 6.00%                195,673        37,006           10,495         571       243,745
6.01 - 8.00%                    897         2,816            9,291       1,441        14,445
8.01 - 10.00%                   138            --               --          --           138
                           --------       -------          -------      ------      --------
Total                      $339,137       $50,207          $19,874      $2,033      $411,251
                           --------       -------          -------      ------      --------
                           --------       -------          -------      ------      --------


       The following table provides the savings activity for the periods indicated.


                                            Years Ended December 31,
                                     -------------------------------------
                                       1998          1997           1996
                                       ----          ----           ----
                                                (In Thousands)
Deposits                             $650,908      $575,028       $505,198
Withdrawals                           632,287       548,392        466,287
                                     --------      --------       --------

Net Deposits (Withdrawals)
  Before Interest Credited             18,621        26,636         38,911
Interest Credited                      19,802        17,797         14,977
                                     --------      --------       --------

Net Increase in Savings Deposits     $ 38,423      $ 44,433       $ 53,888
                                     --------      --------       --------
                                     --------      --------       --------


         For further information concerning the Bank's savings deposits, reference is made to Note 9 of the Notes to Consolidated Financial Statements in the Annual Report.

         BORROWINGS. Savings deposits are the primary source of funds for First Mutual's lending and investment activities and for its general business purposes. The Bank does rely, however, upon advances from the FHLB to supplement its supply of lendable funds and to meet deposit and withdrawal requirements. The FHLB has served as the Bank's primary borrowing source. Advances from the FHLB are typically secured by a portion of the Bank's first mortgage loans. At December 31, 1998, First Mutual had advances totaling
$32 million from the FHLB, which mature in 1999 through 2006 at interest rates ranging from 4.56% to 6.25%. For further information on the Bank's borrowings, see Note 10 of the Notes to Consolidated Financial Statements in the Annual Report to Shareholders.


                                                 Years Ended December 31,
                                           ------------------------------------
                                             1998          1997           1996
                                             ----          ----           ----
                                                     (In Thousands)
FHLB advances                              $31,765       $34,230        $54,180
                                           -------       -------        -------
                                           -------       -------        -------

FHLB advances:
   Maximum outstanding at any month end    $39,755       $54,180        $70,488
   Average outstanding                      33,441        47,184         59,197
   Weighted average interest rates:
        Annual                               5.798%        5.960%         5.790%
        End of Year                          5.236         6.050          5.870


         The FHLB functions as a central reserve bank providing credit for commercial banks, savings banks, savings and loan associations and certain other member financial institutions. As a member, First Mutual is required to own capital stock in the FHLB and is authorized to apply for advances on the security of its home mortgages and other assets (principally securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness. Under its current credit policies, the FHLB has limited advances to First Mutual to 35% of its assets. At December 31, 1998, the percentage of assets represented by FHLB borrowings was 6%. See "Regulation and Supervision - Federal Home Loan Bank System," below.

REGULATION AND SUPERVISION

         GENERAL. As a state-chartered, federally-insured stock savings bank, First Mutual is subject to extensive federal and state regulation. Lending activities and other investments must comply with various statutory and regulatory requirements, including prescribed minimum capital standards. First Mutual is regularly examined by the FDIC (Federal Deposit Insurance Corporation) and the Department of Financial Institutions of the State of Washington and files periodic reports concerning the Bank's activities and financial condition with its federal and state regulators. The Bank's relationship with depositors and borrowers also is regulated to a great extent by both federal and state law, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents. The law and regulations of the State of Washington pertaining to stock savings banks apply to the Bank. Among other things, those laws and regulations govern the Bank's investments and borrowings, loans, payment of interest and dividends, and establishment and relocation of branch offices.

         DEPOSIT INSURANCE. Deposit accounts at the Bank are insured up to applicable limits by the FDIC under the Bank Insurance Fund ("BIF"). As an insurer, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises and regulates the operations of state-chartered banks that are not members of the Federal Reserve System. FDIC approval is required prior to any merger or consolidation involving state, nonmember banks or the establishment or relocation of an office facility thereof. FDIC supervision and regulation are intended primarily for the protection of depositors and the FDIC insurance funds.

         Pursuant to provisions in the Federal Deposit Insurance Act ("FDI Act"), all BIF-insured banks must pay semiannual insurance assessments. These insurance premiums were substantially reduced by the FDIC effective January 1, 1996 as a result of the BIF having reached its designated reserve ratio in 1995. Insurance premiums for BIF insured institutions currently range from 0 to 27 basis points. As a well capitalized bank, First Mutual qualified for the minimum statutory assessment during fiscal 1998. The Bank's assessments for the year ended December 31, 1998, equalled $47,000.

         On September 30, 1996, the Deposit Insurance Fund Act was enacted to assist depository institutions insured by the Savings Association Insurance Fund ("SAIF") in meeting its designated reserve ratio. Pursuant to the Act, the FDIC imposed an assessment on SAIF and BIF insured financial institutions beginning January 1, 1997, for the purpose of paying interest on the obligations issued by the Financing Corporation in the 1980's to help fund the thrift industry cleanup. BIF-assessable deposits will be charged an assessment at a rate of approximately 0.013% until the earlier of December 31, 1999, or the date upon which the last savings association ceases to exist, after which time the assessment will be the same for all insured deposits.

         Any insured bank which does not operate in accordance with or conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. For example, proceedings may be instituted against any insured bank or any director, officer, or employee of such bank who engages in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate deposit insurance pursuant to procedures established for that purpose.

         CAPITAL REQUIREMENTS. FDIC regulations recognize two types or tiers of capital: core ("Tier 1") capital and supplementary ("Tier 2") capital. Tier 1 capital generally includes common stockholders' equity and noncumulative perpetual preferred stock, less most intangible assets. Tier 2 capital, which is limited to 100 percent of Tier 1 capital, includes such items as qualifying general loan loss reserves, cumulative perpetual preferred stock, mandatory convertible debt, term subordinated debt and limited life preferred stock; however, the amount of term subordinated debt and intermediate term preferred stock (original maturity of at least five years but less than 20 years) that may be included in Tier 2 capital is limited to 50 percent of Tier 1 capital.

         The FDIC currently measures an institution's capital using a leverage limit together with certain risk-based ratios. The FDIC's minimum leverage capital requirement specifies a minimum ratio of Tier 1 capital to average total assets. Most banks are required to maintain a minimum leverage ratio of at least 4% to 5% of total assets. The FDIC retains the right to require a particular institution to maintain a higher capital level based on an institution's particular risk profile. Although the Bank is only required to maintain the minimum capital level, it has set a higher target range of 6.00% to 6.50% for asset and liability management purposes. First Mutual Bank calculated its leverage ratio to be 7.2% as of December 31, 1998.

         FDIC regulations also establish a measure of capital adequacy based on ratios of qualifying capital to risk- weighted assets. Assets are placed in one of four categories and given a percentage weight -- 0%, 20%, 50% or 100% --based on the relative risk of that category. In addition, certain off-balance-sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the four categories. Under the guidelines, the ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8%, and the ratio of Tier 1 capital to risk-weighted assets must be at least 4%. First Mutual Bank has calculated its total risk-based ratio to be 11.5% as of December 31, 1998, and its Tier 1 risk-based capital ratio to be 10.3%. In evaluating the adequacy of a bank's capital, the FDIC may also consider other factors that may affect a bank's financial condition. Such factors may include interest rate risk exposure, liquidity, funding and market risks, the quality and level of earnings, concentration of credit risk, risks arising from nontraditional activities, loan and investment quality, the effectiveness of loan and investment policies, and management's ability to monitor and control financial operating risks.

         Federal statutes establish a supervisory framework based on five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution's category depends upon where its capital levels are in relation to relevant capital measure, which include a risk-based capital measure, a leverage ratio capital measure, and certain other factors. The federal banking agencies have adopted regulations that implement this statutory framework. Under these regulations, an institution is treated as well capitalized if its ratio of total capital to risk-weighted assets is 10% or more, its ratio of core capital to risk-weighted assets is 6% or more, its ratio of core capital to adjusted total assets is 5% or more, and it is not subject to any federal supervisory order or directive to meet a specific capital level. In order to be adequately capitalized, an institution must have a total risk- based capital ratio of not less than 8%, a Tier 1 risk-based capital ratio of not less than 4%, and a leverage ratio of not less than 4%. Any institution which is neither well capitalized nor adequately capitalized will be considered undercapitalized.

         Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized. Failure by the Bank to comply with applicable capital requirements would, if unremedied, result in restrictions on its activities and lead to enforcement actions including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels. Banking regulators will take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Additionally, approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

         First Mutual's management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its capital requirements.

         FEDERAL HOME LOAN BANK SYSTEM. The FHLB of Seattle serves as a reserve or central bank for the member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLBs. It makes loans (i.e., advances) to members in accordance with policies and procedures established by the Federal Housing Finance Board and the Board of Directors of the FHLB of Seattle. As a member, the Bank is required to purchase and hold stock in the FHLB of Seattle in an amount equal to the greater of 1% of their aggregate unpaid home loan balances at the beginning of the year or an amount equal to 5% of FHLB advances outstanding. As of December 31, 1998, First Mutual held stock in the FHLB of Seattle in the amount of $4.9 million. See "Business -- Deposit Activities and Other Sources of Funds -- Borrowings."

         FEDERAL RESERVE SYSTEM. The Federal Reserve Board requires (under "Regulation D") that all depository institutions, including savings banks, maintain reserves on transaction accounts or non-personal time deposits. These reserves may be in the form of cash or non-interest bearing deposits with the regional Federal Reserve Bank. NOW accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to Regulation D reserve requirements, as are any non-personal time deposits at a savings bank. Under Regulation D, a bank must establish reserves equal to 0% of the first
$4.9 million of net transaction accounts, 3% of the next $41.6 million, and 10% plus $1.56 million of the remainder. The reserve requirement on non-personal time deposits with original maturities of less than 1.5 years is 0%. As of December 31, 1998, the Bank's deposit with the Federal Reserve Bank and vault cash exceeded the Bank's reserve requirements.

FEDERAL AND STATE TAXATION

FEDERAL TAXATION

         BAD DEBT RESERVES. Historically, savings institutions such as the Bank, which met certain definitional tests primarily related to their assets and the nature of their businesses, were permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions may, within specified formula limits, have been deducted in arriving at the Bank's taxable income. For purposes of computing the deductible addition to its bad debt reserve, the Bank's loans are separated into "qualifying real property loans" (i.e., generally those loans secured by interests in residential real property) and all other loans ("non-qualifying loans"). The following formulas were used to compute the bad debt deduction with respect to qualifying real property loans: (i) actual loss experience or (ii) a percentage equal to 8% of taxable income. The deduction with respect to non-qualifying loans was computed under the experience method. Reasonable additions to the reserve for losses on non-qualifying loans were based upon actual loss experience and would reduce the current year's addition to the reserve for losses on qualifying real property loans, unless that addition was also determined under the experience method. The sum of the additions to each reserve for each year was the Bank's annual bad debt deduction.

         The provisions repealing the current thrift bad debt rules were passed by Congress as part of "The Small Business Job Protection Act of 1996." The new rules eliminate the 8% of taxable income method for deducting additions to the tax bad debt reserves for all financial institutions for tax years beginning after December 31, 1995. These rules also require that all institutions recapture all or a portion of their bad debt reserves added since the base year (last taxable year beginning before January 1, 1988). The Bank has previously recorded a deferred tax liability equal to the bad debt recapture and as such the new rules will have no effect on the net income or federal income tax expense. For taxable years beginning after December 31, 1995, the Bank's bad debt deduction will be determined under the experience method using a formula based on actual bad debt experience over a period of years or, if the Bank is a "large" association (assets in excess of $500 million) on the basis of net charge-offs during the taxable year. The new rules allow an institution to suspend bad debt reserve recapture for the 1996 and 1997 tax years if the institution's lending activity for those years is equal to or greater than the institution's average mortgage lending activity for the six taxable years preceding 1996 adjusted for inflation. For this purpose, only home purchase or home improvement loans are included and the institution can elect to have the tax years with the highest and lowest lending activity removed from the average calculation. If an institution is permitted to postpone the reserve recapture, it must begin its six year recapture no later than the 1998 tax year. The unrecaptured base year reserves will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continue to be subject to provisions of present law referred to below that require recapture in the case of certain excess distributions to shareholders. First Mutual met the residential loan requirement for the taxable year ending December 31, 1996, but did not meet this requirement in fiscal 1997 and 1998.

         DISTRIBUTIONS. If a stock institution distributes amounts to stockholders and the distribution is treated as being from its accumulated bad debt reserves, the distribution will cause the institution to have additional taxable income. A distribution to stockholder is deemed to have been made from accumulated bad debt reserves to the extent that (i) the reserves exceed the amount that would have been accumulated on the basis of actual loss experience, and (ii) the distribution is a "non-dividend distribution." A distribution in respect of stock is a non-dividend distribution to the extent that, for federal income tax purposes, (i) it is redemption of shares, (ii) it is pursuant to a liquidation or partial liquidation of the institution, or (iii) in the case of current distribution, together with all other such distributions during the taxable year, it exceeds the institution's current and post-1951 accumulated earnings and profits. The amount of additional taxable income created by a non-dividend distribution is an amount that, when reduced by tax attributable to it, is equal to the amount of the distribution.

         MINIMUM TAX. In addition to regular corporate income tax, corporations are subject to an alternative minimum tax which generally is equal to 20% of alternative minimum taxable income (taxable income, increased by tax preference items and adjusted for certain regular tax items). The preference items which are generally applicable include an amount equal to 75% of the amount by which a financial institution's adjusted current earnings (generally alternative minimum taxable income computed without regard to this preference and prior to reduction for net operating losses) exceeds its alternative minimum taxable income without regard to this preference and the excess of the institution's bad debt deduction over the amount deductible under the experience method, as discussed below. Alternative minimum tax paid can be credited against regular tax due in later years.

         First Mutual's federal income tax returns have been audited through 1991, and no additional taxes have been assessed.

STATE TAXATION

         The Bank is subject to a business and occupation tax which is imposed under Washington law at the rate of 1.5% of gross receipts. However, interest received on loans secured by first lien mortgages or deeds of trust on residential properties is not subject to such tax.

         Reference is made to Note 11 of the Notes to Consolidated Financial Statements in the Annual Report to Shareholders for additional information regarding income taxes payable by the Bank.

COMPETITION

         The Bank's competition for savings deposits comes from securities brokerage firms and other financial institutions, many of which have greater resources than the Bank. In addition, during times of low interest rates the Bank experiences significant competition for investors' funds from stock and bond mutual funds that yield total returns higher than those paid by the Bank on savings deposits.

         The Bank competes for deposits principally by offering depositors a wide variety of savings programs, convenient branch locations, preauthorized payment and withdrawal systems, tax deferred retirement programs, and miscellaneous services such as money orders and travelers checks.

         The Bank's competition for real estate loans comes principally from mortgage banking companies, savings banks, savings and loan associations, commercial banks, insurance companies and other institutional lenders. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers and builders. The competition for loans encountered by the Bank, as well as the types of institutions with which the Bank competes, varies from time to time depending upon certain factors. Conditions which affect competition include, among others, the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

EMPLOYEES

         At December 31, 1998, First Mutual employed 121 full-time and
22 part-time employees. First Mutual employees are not represented by any collective bargaining agreement. Management considers its relations with its employees to be good.

ITEM 2.  PROPERTIES

         The following table provides the location of the Bank's offices, as well as certain information relating to these offices.


                                                                                                                     Lease
                                                        Book Value                                   -------------------------------
                                           Total        As of                                                       Date of
                                           Cost of      December           Square      Owned/        Initial        Termi-   Renewal
                            Year Opened    Assets       31, 1998           Feet        Leased         Lease         nation   Terms
                            -----------    -------      ----------         ------      ------        -------        -------  -------
                                                                   (Dollars in Thousands)
Branch Locations:
-----------------
Bellevue Office &           October 1985   $1,423         $  521           13,833      Leased        June 15,       June 14, One
  Administrative Offices                                                                             1985           2000     five-
  400 108th Avenue NE                                                                                                        year
  Bellevue, WA 98004                                                                                                         option
  (Originally opened 1952)

Issaquah Office             December 1977     680            320            2,860      Owned         --             --       --
  855 Rainier Blvd. N.
  Issaquah, WA  98027
  (Originally opened
   November 1965)


Monroe Office                April 1993     1,525          1,166            5,415      Owned         --             --       --
  19265 State Route 2
  Monroe, WA 98272
  (Originally opened
  April 1968)

Crossroads Office           September 1969 $  400         $  159            2,972      Owned         --             --       --
  15635 N.E. 8th Street
  Bellevue, WA  98008

Redmond Office              December 1977   1,124            536            6,474      Owned         --             --       --
  16900 Redmond Way
  Redmond, WA  98052

Ballard Office                June 1994       175             39            1,700      Leased       March 25,       June 1,  One
  2038 N.W. Market St.                                                                              1994            2001     three-
  Seattle, WA  98107                                                                                                         year
                                                                                                                             option
                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                                                                                                                     Lease
                                                        Book Value                                   -------------------------------
                                           Total        As of                                                       Date of
                                           Cost of      December           Square      Owned/        Initial        Termi-   Renewal
                            Year Opened    Assets       31, 1998           Feet        Leased         Lease         nation   Terms
                            -----------    -------      ----------         ------      ------        -------        -------  -------
                                                                   (Dollars in Thousands)
Branch Locations (cont.):
-------------------------
West Seattle Office           July 1996       294            151            2,200      Leased       March 1,      February   Two
  4520 California Ave., S.W.                                                                        1996          28, 2001   five-
  Seattle, WA 98116                                                                                                          year
                                                                                                                             options

Bellevue West Office          July 1997     2,605          2,494            9,190      Owned         --             --       --
  10001 NE 8th Street
  Bellevue, WA 98004

Bellingham Office            March 1998       161            132            1,700      Leased      February       February   Three
  1100 Harris Street                                                                               14, 1998       14, 2003   five-
  Bellingham, WA 98225                                                                                                       year
                                                                                                                             options

Loan Production Offices:
------------------------

Tacoma Loan Office          January 1999       11              7              300      Leased      January 1,   December 31, Month
  2323 N 31st St.,                                                                                 1999           2001       to
  Suite 200                                                                                                                  month
  Tacoma, WA 98403                                                                                                           after
  (Originally opened                                                                                                         initial
  October 1996)                                                                                                              term

Oregon Office                August 1997       21             12            1,482      Leased      August 1,      August 31, One
  Westgate-Sylvan Building                                                                         1997           2000       three-
  5319 SW Westgate Drive,                                                                                                    year
  Suite #260                                                                                                                 option
  Portland, OR 97221
  (Originally opened May
  1996 and was closed in
  December 1998)

Bellingham Office            March 1998       161            132            1,700      Leased      February       February   Three
  1100 Harris Street                                                                               14, 1998       14, 2003   five-
  Bellingham, WA 98225                                                                                                       year
  (Originally opened in                                                                                                      options
  October 1996)


        The Bank reviews the utilization of its properties on a regular basis and believes that it has adequate facilities for current operations. The Oregon office in the Westgate-Sylvan Building was closed in December 1998 and has been subleased to third parties at terms sufficient to cover the Bank's rent payments. The Oregon loan production is now located in Salem, Oregon, and is currently a home-based operation. The Bank anticipates that it will eventually relocate to permanent office facilities as loan production grows.

        The Bank also regularly analyzes demographic and geographic data as well as information regarding the Bank's competitors and its current loan and deposit customers in order to locate potential future bank sites. Specific criteria is gathered for each potential geographic area identified. The criteria is then weighted as to importance to the Bank, its customers and its target market and a ranking is made of the various locations under analysis.

        The Bank may open new branches from time-to-time, and on a selective basis, depending on the availability of capital resources, the locations potential for growth and profitability, and if the business model for the branch is favorable.

ITEM 3.  LEGAL PROCEEDINGS

        At December 31, 1998, First Mutual was not engaged in any litigation which in the opinion of management, after consultation with its counsel, would exceed 10% of the equity capital accounts of the Bank.




ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 1998.

                                    PART II


ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        The information contained under the caption "Stock Information" in the Annual Report is incorporated herein by reference.

        The following table provides the cash dividends declared by the Bank during the last three fiscal years. All amounts have been adjusted for stock dividends and the dilutive effect of stock options.

Quarter Ending                  Fiscal 1998           Fiscal 1997           Fiscal 1996
--------------                  -----------           -----------           -----------
Fiscal year                       $.600                 $.501                $  .117

March 31                           .450                  .029                  .030
June 30                            .050                  .034                  .029
September 30                       .050                  .034                  .029
December 31                        .050                  .404                  .029

ITEM 6.  SELECTED FINANCIAL DATA

        The information contained in the section captioned "Selected Financial Data" in the Annual Report is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The information contained under the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report is incorporated herein by reference.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The information contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk Sensitive Instruments" in the Annual Report is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

        The financial statements contained in the Annual Report, which are listed under Item 14 herein, are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Not applicable.

                                                     PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

        The information contained under the section captioned "Proposal 1. Election of Directors" in the Bank's Proxy Statement is incorporated herein by reference. Reference is made to the cover page of this report for information regarding compliance with Section 16(a) of the Exchange Act.

        The executive officers of the Bank are as follows:

        Name                    Age                 Position
      --------                 -----                --------
John R. Valaas                  54                  President and Chief Executive Officer

Roger A. Mandery                56                  Executive Vice President - Finance, Treasurer and
                                                    Assistant Secretary

James R. Boudreau               51                  Senior Vice President - Chief Credit Officer

Nancy D. Chermak                49                  Vice President - Loan Administration

Kenneth J. Walkky               50                  Vice President - Income Property Lending

Robert J. Everett               61                  Vice President - Income Property Lending

Tony S. Icasiano                41                  Vice President and Controller

Robin R. Carey                  41                  Vice President - Operations and Administration

Scott Harlan                    37                  Vice President - Residential Lending Operations

James D. Young                  48                  Vice President and Asset Manager

Ronald P. Werth                 51                  Vice President and Manager of Business Banking

Robert J. Wicks                 47                  Vice President and Branch Administrator

Pamela S. Drexler               42                  Vice President and Loan Servicing Manager



Carolyn F. Ellingson                                49        Vice President - Central Banking Operation

        The following is a description of the principal occupation and employment of the executive officers of the Bank during at least the past five years:

         JOHN R. VALAAS is First Mutual's President and Chief Executive Officer. Prior to his appointment as President of the Bank, Mr. Valaas was Senior Vice President and manager of the Commercial Financial Services Division at Seafirst Bank where he was employed from 1983 to 1992. Mr. Valaas has over 28 years of experience in commercial banking.

         ROGER A. MANDERY, CPA, is First Mutual's Executive Vice President. Prior to serving in that capacity, from March 1984 to 1989, he was Senior Vice President of Finance. Mr. Mandery serves as the Bank's Chief Financial Officer and in this capacity is responsible for the Bank's Treasury, accounting, internal audit, asset/liability, and consumer and residential lending functions.

        JAMES R. BOUDREAU is First Mutual's Senior Vice President and Chief Credit Officer; he has been employed by the Bank since 1975. He is responsible for overseeing lending policies for all lending areas of the Bank. He chairs the Bank's Loan Committee and supervises the asset management and residential underwriting departments.

         NANCY D. CHERMAK joined First Mutual in May 1989 and is Vice President of Loan Administration responsible for overseeing the areas of residential underwriting, processing, funding, closing and shipping as well as income property loan administration and appraisal review. Prior to serving in that capacity, she was Vice President of Residential Lending responsible for all aspects of residential loan production and administration.

        KENNETH J. WALKKY, CPA, joined First Mutual in September 1990 as Vice President and Manager of Income Property Lending. He is responsible for income property and construction lending production. Prior to joining the Bank, he served as Vice President and Northern Regional Manager of Commercial Real Estate Lending, Puget Sound National Bank, where he was employed from 1983 to 1990. He was a Vice President at Seafirst Bank from 1980 to 1983. Mr Walkky is also a Washington State certified general appraiser.

         ROBERT J. EVERETT is a Vice President in the Income Property department and has been employed by the Bank since May 1993. He is primarily responsible for producing loans secured by income producing real estate. Prior to joining the Bank, Mr. Everett was a Vice President in the real estate line of the Walter
E. Heller & Co. for many years. He also acted as a consultant to several businesses with large real estate portfolios.

        TONY S. ICASIANO, CPA, is the Bank's Vice President and Controller and has been employed by the Bank since 1995. He is responsible for the Bank's accounting systems, financial reporting, and tax accounting functions. Prior to joining First Mutual, Mr. Icasiano served as Vice President and Controller for Security Pacific Bank of Washington where he was employed from 1979 to 1994.

        ROBIN R. CAREY is First Mutual's Vice President of Operations and Administration and has been employed by the Bank since 1979. She is responsible for overseeing central banking operations, facilities, loan servicing, income property operations, and human resources.

        SCOTT HARLAN is the Bank's Vice President of Residential and Consumer Lending and has been employed by the Bank since 1985. He is responsible for the home equity, consumer, wholesale residential lending, secondary marketing, and the information systems departments. His other duties with the Bank included responsibilities in the accounting department and financial analysis.

        JAMES D. YOUNG is First Mutual's Vice President and Asset Manager and has been employed by the Bank since 1989. He is responsible for overseeing the day to day servicing of the Bank's income property loan portfolio including default management for the Bank's residential and consumer loan portfolio. Mr. Young deals directly with any of the Bank's problem income property and construction loans, foreclosures and real estate acquired through foreclosure.

        RONALD P. WERTH joined First Mutual in February 1996 as Vice President and Manager of Business Banking. He is responsible for all aspects of Business Banking including business development and administration. From 1988 to 1995 he served as Vice President - Finance for two privately owned companies. Prior to that, he served as Vice President for the Corporate Banking Division at Seafirst Bank where he was employed from 1973 to 1988.

         ROBERT J. WICKS is First Mutual's Vice President and Branch Administrator. He is responsible for marketing, sales and customer service in the Bank's deposit branches. He also oversees the Bank's non-deposit investment program in conjunction with PRIMEVEST Financial Services, Inc. and is a registered broker/dealer. Mr. Wicks joined First Mutual in April 1990. He has over 20 years of branch banking and administration experience. He holds a Series 6 license from NASD for sales of mutual funds and Life and Disability Insurance licenses for the sale of insurance products.

        PAMELA S. DREXLER is First Mutual's Vice President in charge of Loan Servicing. She has been with First Mutual since 1984. She is responsible for the daily functions involved in servicing residential, income property and consumer loans. She is also responsible for investor reporting functions on the Bank's sold loans, the quality control of all newly originated residential loans, as well as overseeing loan servicing sales.

         CAROLYN F. ELLINGSON is First Mutual's Vice President of Central Banking Operations and has been employed by the Bank since August 1983. She is responsible for all aspects of branch operations, including IRA's ATM/Visa Check card programs, check processing, and the data processing liaison. She is also the Bank Security Officer and the officer in charge of ensuring compliance with the Bank Secrecy Act.

ITEM 11.  EXECUTIVE COMPENSATION

        The information required by this item is incorporated by reference to the section captioned - "Proposal I Executive Compensation" in the Proxy Statement.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The information required by this item is incorporated herein by reference to the sections captioned "Proposal 1. Election of Directors" and "Principal Shareholders" in the Bank's definitive proxy statement for the Bank's 1999 Annual Meeting of Shareholders (the "Proxy Statement").

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The information required by this item is incorporated by reference to the section captioned - "Proposal I Meetings, Compensation, Relationships and Certain Committees of the Board of Directors" in the Proxy Statement.

                                   PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1)                             Consolidated Financial Statements (*)

            Independent Auditors' Report
            Consolidated Statements of Financial Condition at December 31, 1998 and 1997 Consolidated Statements of Income for the three years ended December 31, 1998 Consolidated Statements of Stockholders' Equity for the three years ended December 31, 1998 Consolidated Statements of Cash Flows for the three years ended December 31, 1998 Notes to Consolidated Financial Statements

     (2) All required financial statement schedules are included in the Notes to Consolidated Financial Statements.

(b) No Forms 8-K were filed during the quarter ended December 31, 1998.

(c)                                 Exhibits

            (3)     a.  Articles of Incorporation (a)
                    b.  Bylaws (a)

            (10) (a) 1995 Stock Option and Incentive Plan (b) (b) Amendment to 1995 Stock Option and Incentive Plan (c)

            (11) Statement regarding computation of per share earnings. Reference is made to the Bank's Consolidated Statements of Income attached hereto as part of Exhibit 13, which are incorporated herein by reference.

            (13)    1998 Annual Report to Shareholders.

            (21)    Subsidiaries

                    a) First Mutual Services (FMS). First Mutual Services is a wholly owned subsidiary of the Bank that engages in the sale of mutual funds and annuities. PRIMEVEST Financial Services functions as the broker dealer and is responsible for the sale and delivery of securities. FMS employs four individuals who are series six and above, and sixty-three licensed and who are dual employees of PRIMEVEST and First Mutual. For the sale of annuities, FMS acts as agent for PRIMEVEST and Pacific Fidelity Life Insurance Company. The Bank's investment in First Mutual Services at December 31, 1998, was $86,616.

------------------
(*) Incorporated by reference from 1998 Annual Report to Stockholders attached hereto as Exhibit 13.
(a)  Incorporated by reference to the Form F-1 filed with the FDIC.
(b) Incorporated by reference to the Annual Report on Form F-2 for the year ended December 31, 1995.
(c) Incorporated by reference to the Bank's Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders.

                               SIGNATURES

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            FIRST MUTUAL SAVINGS BANK

DATE:  March 25, 1999       BY: /s/John R. Valaas
                                ---------------------------------------------
                                 John R. Valaas, President and Chief Executive Officer and Duly Authorized Representative

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/Roger A. Mandery                      By:  /s/George W. Rowley, Jr.
    -----------------------------                ------------------------------
     Roger A. Mandery                             George W. Rowley, Jr.
     Principal Financial Officer                  Director

Date:  March 25, 1999                        Date:  March 25, 1999

By: /s/Tony S. Icasiano                      By:
    -----------------------------                ------------------------------
     Tony S. Icasiano                             Richard S. Sprague
     Principal Accounting Officer                 Director

Date:  March 25, 1999                        Date:  March __, 1999

By: /s/F. Kemper Freeman, Jr.                By:  /s/William E. Tremper
    -----------------------------                ------------------------------
     F. Kemper Freeman, Jr.                       William E. Tremper
     Chairman of the Board                        Director

Date:  March 25, 1999                        Date:  March 25, 1999

By: /s/James J. Doud, Jr.                    By:  /s/John R. Valaas
    -----------------------------                ------------------------------
     James J. Doud, Jr.                           John R. Valaas
     Director                                     Director

Date:  March 25, 1999                        Date:  March 25, 1999

By: /s/Mary Case Dunnam                      By:  /s/H. Scott Wallace
    -----------------------------                ------------------------------
     Mary Case Dunnam                             H. Scott Wallace
     Director                                     Director

Date:  March 25, 1999                        Date:  March 25, 1999

By: /s/Janine Florence                       By:  /s/Robert C. Wallace
    -----------------------------                ------------------------------
     Janine Florence                              Robert C. Wallace
     Director                                     Director

Date:  March 25, 1999                        Date:  March 25, 1999

By:  /s/Victor E. Parker
    -----------------------------
     Victor E. Parker
     Director

Date:  March 25, 1999